Form 10KSB, Exhibit 13
period 2003-09-30
EUREKA FINANCIAL CORP
filed 2003-12-24
CIK 1224549

2003

                          ANNUAL REPORT TO SHAREHOLDERS




                          -----------------------------

                     INSERT EUREKA FINANCIAL CORP. LOGO HERE

                          -----------------------------

                             EUREKA FINANCIAL CORP.
                                  ANNUAL REPORT



TABLE OF CONTENTS



President's Message........................................................    1


Corporate Profile and Stock Market Information.............................    2


Management's Discussion and Analysis of
 Financial Condition and Results of Operations.............................    4


Report of Independent Auditors..............................................  13


Consolidated Financial Statements...........................................  14


Notes to Consolidated Financial Statements..................................  19


Office Location and Other Corporate Information................Inside Back Cover

                       [Eureka Financial Corp. Letterhead]



Dear Fellow Stockholders:

         On behalf of our Board of Directors and employees, we are pleased to present the 2003 Annual Report to Stockholders of Eureka Financial Corp.

         2003 was a significant year for us. On March 31, 2003, Eureka Bank completed its reorganization and formed Eureka Financial Corp. as its parent holding company. As part of the reorganization, Eureka Bank's stockholders became our stockholders and Eureka Bankcorp, MHC became our majority stockholder. Our common stock continues to trade on the OTC Bulletin Board under the stock symbol EKFC. We believe that this new form of organization will provide us additional authority and flexibility to expand our business and services.

         Fiscal 2003 was a challenging year as we continued to manage our net interest margin. Prepayments and refinancings on mortgages and leases increased as a result of historically low interest rates. Consequently, both net interest income and net loans receivable showed only a modest increase from the prior fiscal year.

         For the fiscal year ended September 30, 2003, we earned $795,000, or $.63 per diluted share, as compared to $834,000, or $.66 per diluted share, for the fiscal year ended September 30, 2002. Assets increased $4 million to $83.3 million over fiscal 2002. This growth was fueled by deposit increases of $4.1 million.

         We are proud to report that over the past year we increased our cash dividend from $0.785 to $0.975, representing an increase of over 24% from the previous year. This dividend is consistent with our steady performance and our commitment to return value to our stockholders.

         We thank you for your continuous support and look forward to serving you in fiscal 2004!

                                                 Sincerely,


                                                 /s/Edward F. Seserko
                                                 Edward F. Seserko
                                                 President and CEO

                             Eureka Financial Corp.

Corporate Profile

         On March 31, 2003, our wholly owned subsidiary, Eureka Bank, completed its reorganization to add a middle tier stock holding company and formed us as its parent holding company. As part of the reorganization, Eureka Bank's stockholders became our stockholders and Eureka Bancorp, MHC became our majority stockholder. Eureka Bancorp, MHC, which is owned and controlled by the depositors of Eureka Bank, was formed as Eureka Bank's mutual holding company in 1999. Eureka Bancorp, MHC conducts no significant business or operations of its own.

         We currently conduct our business through Eureka Bank which was founded in 1886 and primarily serves the Oakland section of Pittsburgh, Pennsylvania. Eureka Bank is a community and customer oriented federal stock savings bank and provides financial services primarily to individuals, families and small businesses. Our business consists of accepting deposits from customers and investing those funds, primarily in residential loans, equipment leases and multi-family real estate loans. To a lesser extent, we also originate commercial real estate and consumer loans. At September 30, 2003, we had assets of approximately $83 million, deposits of approximately $62 million, and stockholders equity of approximately $19 million.

Stock Market Information

         Our common stock began trading on the OTC Bulletin Board under the trading symbol of "EKFC" on March 31, 2003. Prior to March 31, 2003, the stock of Eureka Bank also traded on the OTC Bulletin Board under the symbol "EKAB". The following table reflects high and low bid quotations. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

                                                                     Dividends
                Date                        High ($)      Low ($)    Declared($)
                ----                        --------      -------    -----------
  October 1, 2001 to December 31, 2001       13.75         13.00         .34
  January 1, 2002 to March 31, 2002          17.50         13.25         .15
  April 1, 2002 to June 30, 2002             19.00         17.00         .15
  June 30, 2002 to September 30, 2002        20.00         17.30         .15
  October 1, 2002 to December 31, 2002       18.20         17.60         .45
  January 1, 2003 to March 31, 2003          22.00         18.25        .175
  April 1, 2003 to June 30, 2003             23.00         20.00        .175
  June 30, 2003 to September 30, 2003        23.00         21.50        .175

         The number of shareholders of record of common shares of the record date of December 5, 2003, was approximately 300. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 5, 2003, there were 1,226,538 common shares outstanding. We may not declare or pay a cash dividend on any of our shares if the effect of the declaration or payment of dividends would cause our regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the reorganization, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the ability to control costs and expenses, and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

         References to "we", "us", and "our", refer to Eureka Financial Corp. Eureka Bancorp, MHC, our mutual holding company, conducts no significant business or operations of its own other than holding a majority of our outstanding common stock.

OVERVIEW

         During fiscal year 2003, in an effort to stimulate the economy, the Federal Reserve continued to reduce interest rates, with an additional three interest rate reductions. These reductions caused the prime interest rate to decline 75 basis points from fiscal 2002. Over the past three fiscal years, fourteen interest rate reductions have caused the prime rate to decline 550 basis points. Because of such events, our net income, typically, has increased from the prior years as a result of interest-bearing liabilities repricing much quicker than interest-bearing assets. However, for the fiscal year ended September 30, 2003, we earned $795,000 or $.63 per diluted share as compared to $834,000, or $.66 per diluted share for the fiscal year ended September 30, 2002. This slight reduction in net income can be primarily attributed to an increase in expenses associated with the mid-tier reorganization and an accelerated repayment of the ESOP loan. Assets increased $4.0 million over last year to $83.3 million. Asset quality continues to remain excellent.

Management of Interest Rate Risk and Market Risk

         Because the majority of our assets and liabilities are sensitive to changes in interest rates, our most significant form of market risk is interest rate risk, or changes in interest rates. We are vulnerable to a decrease in interest rates to the extent that it reflects an overall decline in the economy. Our lending activities have historically emphasized the origination of long-term, adjustable rate and fixed rate loans secured by single-family residences. The primary source of funds has been deposits with substantially shorter maturities.

         To reduce the effect of interest rate changes on net interest income, we have adopted various strategies to enable us to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include seeking to:

o originate multi-family and commercial real estate loans with adjustable rate features or fixed rate loans with short maturities and higher interest rates than one-to four family residential mortgages;

o purchase commercial real estate leasing loans with adjustable rate features or fixed rate loans with short maturities and higher interest rates than one-to four family residential mortgages;

o attract low cost checking and transaction accounts which tend to be less interest rate sensitive when interest rates decline;

o maintain interest-bearing deposits, federal funds and U.S. Government securities with short to intermediate terms to maturities; and

o maintain an investment portfolio that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

         We have made a significant effort to maintain our level of lower cost deposits as a method of enhancing profitability. At September 30, 2003, we had 41% of our deposits in lower-cost passbook and interest-bearing checking (NOW) and non-interest bearing demand accounts. Such deposits have traditionally remained relatively stable and would be expected to be moderately affected in a period of declining interest rates. Because of this relative stability in a significant portion of our deposits and our high level of capital, we have been able to offset the impact of repricing rates in other deposit accounts. However, because of a continued low interest rate environment, we will experience lower asset yields due to the repricing and prepayment of higher yielding multi-family mortgage loans, commercial lease loans and mortgage-related securities. Accordingly, proceeds from the repayment and maturity of loans and investments will be reinvested at significantly lower yields, which will result in lower asset yields on our interest earning assets.

Net Portfolio Value

         Exposure to interest rate risk is actively monitored by our management. Our objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. We use the Office of Thrift Supervision Net Portfolio Value ("NPV") Model to monitor our exposure to interest rate risk, which calculates changes in net portfolio value. Reports generated from assumptions provided and modified by management are reviewed by the Asset/Liability Management Committee and reported to the Board of Directors quarterly. The Interest Rate Sensitivity of the NPV Report shows the degree to which balance sheet line items and net portfolio value are potentially affected by a 100 to 300 basis point (1/100th of a percentage point) upward and downward parallel shift (shock) in the Treasury yield curve.

         The following table represents our NPV at September 30, 2003. The NPV was calculated by the Office of Thrift Supervision ("OTS"), based upon information we provided to the OTS.


                  -------------------- ---------------- ----------------
                          Changes              NPV
                           in Rate            Ratio(1)         Change(2)
                  -------------------- ---------------- ----------------
                          +300 bp              22.03%           -448 bp
                  -------------------- ---------------- ----------------
                          +200 bp              23.67%           -284 bp
                  -------------------- ---------------- ----------------
                          +100 bp              25.25%           -127 bp
                  -------------------- ---------------- ----------------
                             0 bp              26.51%              0 bp
                  -------------------- ---------------- ----------------
                          -100 bp              27.16%            +65 bp
                  -------------------- ---------------- ----------------
                          -200 bp                N/A             N/A
                  -------------------- ---------------- ----------------
                          -300 bp                N/A             N/A
                  -------------------- ---------------- ----------------

(1)      Calculated as the estimated NPV divided by present value of assets.
(2) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.
N/A      There is no longer a calculation available from the OTS.

         Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above.
Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

FINANCIAL CONDITION

         At September 30, 2003, total assets increased $4.0 million to $83.3 million from $79.3 million at September 30, 2002. Of this increase, net loans receivable increased $1.2 million and the total securities and mortgage-backed securities portfolios (the "investment portfolio") increased $2.7 million.

         The increase in the net loan portfolio was primarily due to the growth of $3.1 million in commercial real estate loans, which was partially offset by a $1.7 million increase in loans in process and unused lines of credit. These increases were funded by an increase of $4.4 million in deposit accounts, as noted below.

         At September 30, 2003, total liabilities increased $4.1 million to $64.2 million from $60.1 million at September 30, 2002. Such increase in liabilities was reflected in deposit growth of $4.4 million to $61.8 million at September 30, 2003 from $57.4 million at September 30, 2002. The most significant areas of increase in deposits were in the Certificate of Deposit accounts, which reached $33.9 million at September 30, 2003, an increase of $2.6 million over last year and the Passbook Savings accounts, which reached $19.5 million at September 30, 2003, an increase of $1.9 million over last year. Customers continue to be attracted to the deposit products due to the competitive rates being offered and the services that are being provided such as internet banking, telephone banking and bill payment capabilities.

         Our net worth remained the same at $19.1 million at September 30, 2003. Certain components of net worth were increased as a result of $795,000 of net income for the 2003 fiscal year, increases of $122,000 and $39,000 were also recognized due to the reduction in our Employee Stock Option Plan ("ESOP") loan and from the amortization of the Restricted Stock Plan ("RSP"), respectively, and an increase of $196,000 in additional paid-in capital resulted from market value adjustments related to the stock plans. Offsetting these increases were cash dividends paid to our minority stockholders of $473,000 and a reduction of $442,000 in accumulated other comprehensive income. A net increase of $307,000 in Treasury stock was the result of a stock repurchase of 15,000 shares and the exercise of 2,220 shares of stock options.

         The decrease in accumulated other comprehensive income resulted from the fluctuation in market value of our investment in available for sale securities. Because of interest rate volatility, accumulated other comprehensive income and stockholders' equity could materially fluctuate for each interim period and year-end period.

RESULTS OF OPERATIONS

Net Income. At September 30, 2003, net income decreased $39,000 to $795,000 from $834,000 for the comparable 2002 fiscal year. In general, lower net income for the current year over the prior year was primarily the result of an increase in other expenses and a decrease in interest income partially offset by a decrease in interest expense on deposits.

Interest Income. Total interest income decreased $111,000 to $4.70 million for the 2003 fiscal year from $4.81 million for the comparable 2002 fiscal year. Interest on loans decreased $259,000 for fiscal year 2003 which was a result of a 43 basis point reduction in the average yield on loans receivable. The decrease in interest on loans was offset by an increase in investment income of $148,000 for fiscal year 2003, which was a result of a $3.8 million increase in the average balance of the investment portfolio. Additionally, because of the lower interest rate environment, average yields in interest-earning assets decreased 42 basis points to 6.02% in fiscal 2003 from 6.44% in fiscal 2002.

Interest Expense. At September 30, 2003, interest expense decreased $275,000 to $1.67 million from $1.94 million in fiscal 2002. Our average interest-bearing liabilities increased $3.0 million in fiscal 2003 to $57.6 million from $54.6 million in fiscal 2002 and the average cost of interest -bearing liabilities decreased 66 basis points to 2.89% from 3.55% in fiscal 2002.

Net Interest Income. Net interest income increased $163,000 to $3.03 million for the 2003 fiscal year from $2.87 million for the comparable 2002 fiscal year. The interest rate spread, which is the difference between the yield on average interest-earning assets and the percentage cost of average interest-bearing liabilities, increased 24 basis points in fiscal 2003 to 3.13% from 2.89% for fiscal 2002. The increase in the interest rate spread is primarily due to the Federal Reserve reduction in interest rates which lowered the average yield of the interest-bearing liabilities.

Average Balance Sheet

         The following table sets forth information relating to our average balance sheet and reflects the average yield on assets and average cost of liabilities at and for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

                                                            At September 30,               Year Ended September
                                                            ---------------- --------------------------------------------------
                                                                 2003                  2003                     2002
                                                            ---------------- ------------------------- ------------------------
                                                                     Actual                    Average                 Average
                                                            Actual   Yield/   Average           Yield/ Average          Yield/
                                                            Balance   Cost    Balance Interest   Cost  Balance Interest  Cost
                                                            -------   ----    ----------------   ----  ----------------  ----
                                                                                        (Dollars in thousands)
      Interest-earning assets:
       Loans receivable net(1)......................        $53,288    6.43%  $51,950   $3,606   6.94% $52,449  $3,865    7.37%
       Investment securities(2).....................         27,545    3.97    26,125    1,093   4.18   22,275     946    4.25
                                                            -------           -------   ------         -------  ------
          Total interest-earning assets.............         80,833    5.59    78,075    4,699   6.02   74,724   4,811    6.44
                                                                                        ------                  ------
      Non-interest-earning assets...................          2,488             2,108                    2,139
                                                            -------           -------                  -------
          Total assets..............................        $83,321           $80,183                  $76,863
                                                            =======           =======                  =======
      Interest-bearing liabilities:
        NOW accounts................................        $ 3,823    1.25    $4,238   $   61   1.44   $3,832  $   77    2.01
        Passbook and club accounts..................         19,488    1.77    18,785      368   1.96   17,372     403    2.32
        IRA accounts................................          2,723    4.20     2,485      113   4.55    2,069     111    5.36
        Certificates of deposit.....................         33,918    2.98    30,946    1,062   3.43   30,125   1,281    4.25
        Other liabilities...........................          1,040    5.50     1,107       61   5.51    1,203      68    5.65
                                                            -------           -------   ------         -------  ------
        Total interest-bearing liabilities..........         60,992    2.58    57,561    1,665   2.89   54,601   1,940    3.55
                                                                                        ------                  ------
      Non-interest-bearing liabilities..............          3,258             3,291                    3,352
                                                            -------           -------                  -------
        Total liabilities...........................         64,250            60,852                   57,953
        Retained earnings (5).......................         19,071            19,331                   18,910
                                                            -------           -------                  -------
          Total liabilities and retained earnings...        $83,321           $80,183                  $76,863
                                                            =======           =======                  =======
      Net interest income...........................                                    $3,034                  $2,871
                                                                                        ======                  ======
      Interest rate spread (3)......................                                             3.13%                    2.89%
                                                                                               ======                   ======
      Net yield on interest-earning assets (4)......                                             3.89%                    3.84%
                                                                                               ======                   ======
      Ratio of average interest-earning assets to
        average interest-bearing liabilities........                                           135.64%                  136.85%
                                                                                               ======                   ======

-------------------
(1) Average balances include non-accrual loans with respect to which income is recognized on a cash basis.
(2) Includes interest-bearing deposits in other financial institutions, mortgage-backed securities, and FHLB stock.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.
(5)  Includes unrealized gains on available for sale securities.

Rate/Volume Analysis

         The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes attributable to the combined impact of volume and rate changes (changes in rate multiplied by change in volume).


                                              Year Ended September 30,
                                        ------------------------------------
                                                 2003 vs. 2002
                                        ------------------------------------
                                              Increase (Decrease)
                                                     Due to
                                        ------------------------------------
                                        Volume    Rate    Rate/Volume  Total
                                        ------    ----    -----------  -----
                                                   (In thousands)
Interest income:
 Loans receivable                       $ (37)   $(225)     $   3      $(259)
 Investment securities                    164      (15)        (2)       147
                                        -----    -----      -----      -----
    Total interest-earning assets         127     (240)         1       (112)
                                        -----    -----      -----      -----
Interest expense:
  NOW accounts                              8      (22)        (2)       (16)
  Passbook and club accounts               33      (63)        (5)       (35)
  Money market accounts                    22      (17)        (3)         2
  Certificates of deposit                  35     (246)        (8)      (219)
  Other liabilities                        (5)      (2)         0         (7)
                                        -----    -----      -----      -----
   Total interest-bearing liabilities      93     (350)       (18)      (275)
                                        -----    -----      -----      -----
Net change in interest income           $  34    $ 110      $  19      $ 163
                                        =====    =====      =====      =====

Provision for Loan Losses. At September 30, 2003, the provision for loan losses decreased $50,000 to $10,000 from $60,000 in the 2002 year. Non-performing loans increased $84,000 to $377,000 in fiscal 2003 from $293,000 in fiscal 2002. The decrease in the provision for loan losses was attributed to a smaller commercial lease portfolio.

         Management regularly performs an analysis to identify the inherent risks of loss in its loan portfolio. This analysis includes evaluations of concentrations of credit, past loss experience, current economic conditions, amount and composition of the loan portfolio (including loans being specifically monitored by management), estimated fair value of underlying collateral, loan commitments outstanding, delinquencies and other information available at such time.

         The allowance for loan losses is maintained at a level that represents management's best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future and that additional provisions for losses will not be required.

Other Expense. Total non-interest expense for the year ended September 30, 2003, increased $295,000 to $2.13 million from $1.84 million for the comparable 2002 period. The most significant increases in non-interest expense in fiscal 2003 were salaries and benefits, ESOP contribution and other expenses.

         Salaries and benefits increased $105,000 over last year due to normal salary increases and increased expenses associated with benefit plans. The $14,000 increase in legal and accounting expenses from last year is due to higher professional fees for additional services necessitated by regulatory requirements and also includes a portion of the cost of the mid-tier reorganization. ESOP contributions increased $99,000 over last year due to an accelerated repayment stream and increased market values of the Bank stock. Other operating expenses increased $60,000 from last year primarily due to a $57,000 increase in retirement fund contributions from the previous year.

Income Taxes. Income tax expense for the twelve months ended September 30, 2003 was $202,000 compared to $238,000 for the same period in 2002. The effective tax rate for the 2003 fiscal year was 17.60% compared to 20.20% for the 2002 year. Such decrease in the effective tax rate for the 2003 fiscal year was the result of an increase in investments in FNMA/FHLMC preferred stocks resulting in dividend income which is subject to a partial exclusion for income taxes. See Note O to the financial statements.

Liquidity and Capital Resources

         We are required under federal regulations to monitor certain levels of liquid assets, which include certain United States government obligations and other approved investments. Current regulations require that we maintain liquid assets of not less than 4%. This calculation, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of our deposits and short-term borrowings. As of September 30, 2003, our regulatory liquidity was 21.58%. We are also subject to federal regulations that impose certain minimum capital requirements. See Note R to the financial statements.

         Net cash provided by operating activities was $1.1 million and $1.2 million, respectively, for fiscal 2003 and 2002.

         Net cash used by investment activities for fiscal 2003 totaled $4.4 million, an increase of $400,000 from $4.0 million for fiscal 2002. The net increase in cash used was primarily due to reinvesting the proceeds from the maturities and calls of investment securities, as well as loan proceeds, back into investment securities.

         Net cash provided by financing activities for fiscal 2003 totaled $3.6 million compared to $4.3 million in fiscal 2002. During fiscal 2003, the decrease resulted primarily from a $335,000 net decrease in the change in deposit accounts over the prior period, a $327,000 purchase of treasury stock and a $96,000 increase in the amount of dividends paid over the prior period.

         We monitor projected liquidity needs and determine the levels desired based upon our commitments to make loans and our ability to generate funds. Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, adverse publicity relating to the savings and loan industry and similar matters.

                          INDEPENDENT AUDITORS' REPORT





To the Board of Directors
Eureka Financial Corporation and Subsidiary
Pittsburgh, Pennsylvania


We have audited the accompanying consolidated balance sheets of Eureka Financial Corporation and Subsidiary (the "Holding Company") and Subsidiary, as of September 30, 2003 and 2002 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eureka Financial Corporation and Subsidiary as of September 30, 2003 and 2002 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.




/s/Edwards Sauer & Owens, PC

Pittsburgh, Pennsylvania
November 13, 2003

CONSOLIDATED BALANCE SHEETS

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

                                                                      September 30,
                                                               ----------------------------
                                                                   2003            2002
                                                               ------------    ------------
ASSETS
   Cash and due from banks                                     $    496,589    $    720,601
   Interest-bearing deposits in other banks                       8,340,784       7,927,834
   Securities available for sale                                 11,877,487       8,454,099
   Securities held to maturity
     (Market values of $5,865,608 and
      $5,541,372 respectively)                                    5,629,750       5,144,112
   Mortgage-backed securities, available for sale                 1,364,782       2,583,390
   Federal Home Loan Bank stock, at cost                            332,600         382,900
   Loans receivable, net                                         53,288,111      52,142,231
   Premises and equipment, net                                    1,241,032       1,207,622
   Other assets                                                     750,066         703,166
                                                               ------------    ------------
Total Assets                                                   $ 83,321,201    $ 79,265,955
                                                               ============    ============

LIABILITIES AND STOCKHOLERS' EQUITY

   Liabilities
   Deposit accounts
      Non-interest bearing                                        1,887,906       1,466,297
      Interest bearing                                           59,952,093      55,942,741
                                                               ------------    ------------
           Total deposit accounts                                61,839,999      57,409,038
   Advances from borrowers for taxes
        and insurance                                               334,252         297,678
   FHLB advances                                                  1,000,000       1,000,000
   Guarantee of employee stock ownership plan (ESOP) debt            40,258         161,802
   Other liabilities                                              1,035,752       1,256,555
                                                               ------------    ------------

Total liabilities                                                64,250,261      60,125,073

Stockholders' Equity
   Common Stock ($.10 par value,
       4,000,000 shares authorized, 1,377,810 shares
       issued, 1,226,538 and 1,239,318 shares
       outstanding, respectively)                                   137,781         137,781
   Additional paid-in capital                                     6,234,226       6,037,703
   Retained earnings-substantially restricted                    13,213,697      12,891,928
   Unearned employee stock ownership plan (ESOP) shares             (40,258)       (161,802)
   Unearned compensation-restricted stock plan                      (67,733)       (107,294)
   Accumulated other comprehensive income                         1,210,684       1,652,676
                                                               ------------    ------------
                                                                 20,688,397      20,450,992

   Less: Treasury stock, 151,272 and 138,492 shares at cost,
      respectively                                               (1,617,457)     (1,310,110)
                                                               ------------    ------------
Total stockholders' equity                                       19,070,940      19,140,882
                                                               ------------    ------------
Total Liabilities and Stockholders' Equity                     $ 83,321,201    $ 79,265,955
                                                               ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

                                                    Years Ended September 30,
                                                    -------------------------
                                                         2003         2002
                                                    ------------   ----------
 Interest Income
   Loans                                              $3,606,018   $3,865,264
   Investment securities                                 963,974      734,840
   Mortgage-backed securities                            129,522      210,706
                                                      ----------   ----------

   Total interest income                               4,699,514    4,810,810

Interest Expense
   Deposits                                            1,603,870    1,872,235
   FHLB advances                                          56,372       56,372
   Other                                                   4,941       11,277
                                                      ----------   ----------

   Total interest expense                              1,665,183    1,939,884
                                                      ----------   ----------

Net Interest Income                                    3,034,331    2,870,926

Provision for Loan Losses                                 10,000       60,000
                                                      ----------   ----------

Net Interest Income after
   Provision for Loan Losses                           3,024,331    2,810,926

Other Income
   Fees on Now Accounts                                   57,870       52,837
   Other income                                           47,657       45,474
                                                      ----------   ----------
   Total other income                                    105,527       98,311

Other Expenses
   Salaries and benefits                               1,028,765      923,668
   Occupancy expense                                     208,242      198,069
   Computer expense                                      105,567       97,690
   Legal and accounting                                  152,997      139,208
   ESOP Contribution                                     253,709      155,113
   Donations                                              52,234       53,251
   Retirement fund contributions                          76,221       19,408
   Other                                                 254,759      250,337
                                                      ----------   ----------

   Total other expenses                                2,132,494    1,836,744
                                                      ----------   ----------

Income Before Income Taxes                               997,364    1,072,493

Provision for Income Taxes                               202,071      237,996
                                                      ----------   ----------

Net Income                                            $  795,293   $  834,497
                                                      ==========   ==========

Earnings per common share - BASIC                     $     0.65   $      .68
                                                      ==========   ==========
Earnings per common share - DILUTED                   $     0.63   $      .66
                                                      ==========   ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002

                                                                                                Accumulated
                                                                                       Unearned   Other
                                                       Additional            Unearned  Compen-   Compre-
                                               Common   Paid-in    Retained    ESOP    sation    hensive    Treasury
                                               Stock    Capital    Earnings   Shares     RSP      Income      Stock       Total
                                               ------- ---------  ----------  -------- --------  --------- ----------  -----------
BALANCE AT
September 30, 2001                             137,781 5,930,919  12,435,203 (258,205) (146,568) 1,821,547 (1,310,110) $18,610,567
    Comprehensive Income
        Net income                                                   834,497                                               834,497
        Other comprehensive income:
            Changes in unrealized gains on
              securities, net of deferred
               income tax of $86,994                                                              (168,871)               (168,871)
                                                                                                                       -----------
        Total Comprehensive Income                                                                                         665,626
                                                                                                                       -----------
        ESOP Shares allocated                             58,710               96,403                                      155,113
        Amortization of restricted stock plan             48,074                         39,274                             87,348
        Dividends on common stock                                   (377,772)                                             (377,772)
        Purchase of treasury stock
                                               ------- ---------  ----------  -------   -------  --------- ----------  -----------
BALANCE AT
September 30, 2002                             137,781 6,037,703  12,891,928 (161,802) (107,294) 1,652,676 (1,310,110)  19,140,882
    Comprehensive Income
        Net income                                                   795,293                                               795,293
        Other comprehensive income:
            Changes in unrealized gains on
              securities, net of deferred
               income tax of $227,692                                                             (441,992)               (441,992)
                                                                                                                       -----------
        Total Comprehensive Income                                                                                         353,301
                                                                                                                       -----------
        ESOP Shares allocated                            132,168              121,544                                      253,712
        Amortization of restricted stock plan             64,355                         39,561                            103,916
        Dividends on common stock                                   (473,524)                                             (473,524)
        Reissuance of treasury stock                                                                           19,653       19,653
        Purchase of treasury stock                                                                           (327,000)    (327,000)
                                               ------- ---------  ----------  -------   -------  --------- ----------  -----------
BALANCE AT
September 30, 2003                             137,781 6,234,226  13,213,697  (40,258)  (67,733) 1,210,684 (1,617,457) $19,070,940
                                               ======= =========  ==========  =======   =======  ========= ==========  ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

                                                               Years Ended September 30,
                                                                    2003           2002
                                                               -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                     $   795,293    $   834,497
Adjustments to reconcile net cash from operating activities:
       Unearned ESOP shares                                        253,712        155,113
       Compensation expense related to RSP                         103,916         87,348
       Depreciation                                                 99,605        104,846
       Provision for loan loss                                      10,000         60,000
       Net accretion/amortization of discounts and
         premiums on mortgage-backed securities,
         investment securities and loans                           (93,974)       (40,372)
       Unamortized loan fees                                       (60,157)        (4,091)
       Increase (decrease) in cash due to
       changes in assets and liabilities:
       Other assets                                                (46,900)       (21,070)
       Other liabilities                                             6,890         44,529
                                                               -----------    -----------
   Net Cash from Operating Activities                            1,068,385      1,220,800

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale and maturity of securities
       available for sale                                               --        500,000
   Proceeds from maturities and redemptions of
       securities held to maturity                               2,265,000      2,420,000
   Purchase of securities available for sale                    (3,945,000)    (1,480,000)
   Purchase of securities held to maturity                      (2,750,000)    (2,047,102)
   Redemption (purchase) of FHLB stock                              50,300        (69,600)
   Net loans made to customers                                  (1,636,303)    (4,873,201)
   Net decrease (increase) in commercial leases                    540,580        411,788
   Net paydowns in mortgage-backed securities                    1,163,871      1,141,931
   Premises and equipment expenditures                            (133,015)       (36,861)
                                                               -----------    -----------
   Net Cash Used by Investing Activities                        (4,444,567)    (4,033,045)

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase in deposit accounts                              4,430,961      4,766,255
   Net increase in advances from
       borrowers for taxes and insurance                            36,574         56,947
   Payment of dividends                                           (473,524)      (377,772)
   Repayment of ESOP loan                                         (121,544)       (96,403)
   Purchase of Treasury Stock                                     (327,000)            --
   Reissuance of Treasury Stock                                     19,653             --
                                                               -----------    -----------
   Net Cash From Financing Activities                            3,565,120      4,349,027
                                                               -----------    -----------

Net Change in Cash and Cash Equivalents                            188,938      1,536,782

Cash and Cash Equivalents at Beginning of Year                   8,648,435      7,111,653
                                                               -----------    -----------

Cash and Cash Equivalents at End of Year                       $ 8,837,373    $ 8,648,435
                                                               ===========    ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

                                                 Years Ended September 30,
                                                 -------------------------
                                                     2003         2002
                                                  ----------   ----------
SUPPLEMENTAL DISCLOSURE

   Cash payments for:
       Interest                                   $1,666,287   $1,893,409

        Income taxes                              $  329,397   $  169,405

NON-CASH TRANSACTIONS

    Recorded unrealized holding gains
       on securities available for sale
       September 30, 2003 and 2002                $1,834,370   $2,504,054

    Deferred income tax on recorded
       unrealized gains on securities available
       for sale at September 30, 2003 and 2002    $  623,686   $  851,378



              The accompanying notes are an integral part of these
                       consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operation: The Bank provides a variety of financial services to individuals and corporate customers through its main office located in Southwestern Pennsylvania. The Bank's primary deposit products are interest-bearing checking accounts, savings accounts and certificates of deposit. Its primary lending products are single-family residential loans, multi-family residential loans and commercial leases.

Conversion to Mutual Holding Company Form of Ownership: On January 6, 1999, the Bank converted to a Mutual Holding Company form of organization. In connection with the conversion, the Bank issued and sold 647,571 shares of common stock at a price of $10 per share for a total net proceeds of $6,081,919 after conversion expenses of $393,791. The remaining 730,239 shares of common stock were issued to Eureka Bancorp, the newly formed Mutual Holding company.

At the time of conversion, the Bank established a liquidation account in an amount equal to its retained income as reflected in the latest balance sheet used in the final conversion prospectus. The liquidation account is maintained for the benefit of eligible account holders who continue to maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation of the Bank (and only in such an event), eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account before any liquidation may be made with respect to common stock.

The Bank may not declare or pay a cash dividend if the effect thereof would cause its net worth to be reduced below either the amounts required for the liquidation account discussed below or the regulatory capital requirements imposed by federal and state regulations.

On April 1, 2003, the Bank formed Eureka Financial Corporation, a mid-tier holding company, to own 100% of the outstanding stock of Eureka Bank. All shareholders, including the MHC, may relinquish their Eureka Bank certificates for Eureka Financial Corporation stock certificates on a 1-for-1 basis. The formation of the mid-tier holding company was funded from Eureka Bank retained earnings and the effects of this transaction are eliminated in consolidation.

Principles of Consolidation: The consolidated financial statements include accounts of the mid-tier holding company and the Bank. All significant intercompany accounts have been eliminated in the consolidation.

Restricted Cash: Under terms of a sweep account agreement with another bank, the Bank is required to maintain a minimum balance as part of the demand deposit account, to offset fees charged. As of September 30, 2003 and 2002, cash and due from banks includes cash restricted for this purpose of $175,000.

Investment Securities: All investments in debt and equity securities are to be classified into three categories. Securities which management has positive intent and ability to hold until maturity are classified as held to maturity. Securities held to maturity are stated at cost, adjusted for amortization of premium and accretion of discount which are realized using the straight line method. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. All other securities are classified as available-for-sale securities. Unrealized holding gains and losses for trading securities are included in earnings. Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported net of income taxes as a separate component of stockholders' equity until realized.

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002


NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest and dividends on securities are reported as interest income. Gains and losses realized on sales of securities represent the differences between net proceeds and carrying values determined by the specific identification method.

Mortgage-Backed Securities: The carrying amount of mortgage-backed securities is market value with unrealized gains and losses excluded from earnings and reported net of income taxes as a separate component of stockholders' equity. Should any be sold, gains and losses will be recognized based on the specific identification method. Amortization of premiums and accretion of discounts are realized using the level yield method.

Loans and Allowance for Loan Losses: Loans are stated at their unpaid principal balance less any undisbursed portion of loans, unamortized loan fees and allowances for losses. Allowances for losses on loans are established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when the loan balance exceeds the estimated net realizable value or when, in the opinion of management, current economic conditions or other factors warrant such charges. Amortization of premiums on loans are realized using the straight line method.

Provisions are made for uncollected interest on loans which are delinquent in excess of ninety days.

Loan origination fees, as well as certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield (interest income).

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed on both the straight-line and accelerated methods over the estimated useful lives of the assets. Costs for maintenance and repairs are expensed currently. Costs of major additions or improvements are capitalized.

Other Real Estate Owned (REO): Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs relating to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Income Taxes: The Bank uses an asset and liability approach to financial accounting and reporting income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002


NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

Advertising Costs: Advertising costs are expensed as incurred. Advertising expense totaled $22,695 and $25,056 for the years ended September 30, 2003 and 2002, respectively.

Earnings Per Share: Basic EPS excludes dilution and is computed by dividing net income by weighted-average shares outstanding. Diluted EPS is computed by dividing net income by weighted-average shares outstanding plus potential common stock resulting from dilutive stock options and Restricted Stock Plan (RSP) shares that have not yet vested.

For purposes of computing weighted-average shares outstanding, unallocated shares under the Bank's employee stock ownership plan are not considered outstanding until they are committed to be released for allocation.

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for income from continuing operations for the years ended September 30, 2003 and 2002:


                                                   September 30, 2003
                                  ----------------------------------------------
                                        Income           Shares        Per-Share
                                     (Numerator)      (Denominator)     Amount
                                     -----------      -------------     ------
Basic EPS                         $     795,293          1,226,644     $   0.65
Effect of dilutive securities               --              37,325        (0.02)
                                  -------------          ---------     --------
Diluted EPS                       $     795,293          1,263,969     $   0.63
                                  =============          =========     ========

                                                   September 30, 2002
                                  ----------------------------------------------
                                        Income           Shares        Per-Share
                                     (Numerator)      (Denominator)      Amount
                                     -----------      -------------      ------
Basic EPS                         $     834,497          1,218,539     $    .68
Effect of dilutive securities                 -             42,152         (.02)
                                  -------------          ---------     --------
Diluted EPS                       $     834,497          1,260,691     $    .66
                                  =============          =========     ========

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents: For purposes of the Statements of Cash Flows, the Bank considers all cash and amounts due from banks, interest bearing deposits in other Banks, federal funds sold, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Reclassification of Prior Year's Statements: Certain previously reported items may have been reclassified to conform to the current year's classifications. The reclassifications have no effect on total assets, total liabilities and stockholders' equity, or net income.


NOTE B - INVESTMENT SECURITIES

Securities available for sale consist of the following:

                                              September 30, 2003
                            -------------------------------------------------------
                                              Gross         Gross
                            Amortized       Unrealized    Unrealized      Market
                              Cost            Gains         Losses        Value
                            -----------    ------------  -----------    -----------
FNMA preferred stock        $ 1,478,644                  $  (128,644)   $ 1,350,000
FHLMC preferred stock         8,604,916    $     71,584     (355,250)     8,321,250
FHLMC voting common stock        41,266       2,164,971            -      2,206,237
                            -----------    ------------  -----------    -----------
                            $10,124,826    $  2,236,555  $  (483,894)   $11,877,487
                            ===========    ============  ===========    ===========


                                              September 30, 2002
                            -------------------------------------------------------
                                              Gross         Gross
                            Amortized       Unrealized    Unrealized      Market
                              Cost            Gains         Losses        Value
                           -----------     ------------  -----------    -----------
FHLMC preferred stock      $ 6,049,137     $    152,862  $  (103,750)   $ 6,098,249
FHLMC voting common stock       41,266        2,314,584            -      2,355,850
                           -----------     ------------  -----------    -----------
                           $ 6,090,403     $  2,467,446  $  (103,750)   $ 8,454,099
                           ===========     ============  ===========    ===========

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002


NOTE B - INVESTMENT SECURITIES (CONTINUED)

Securities held to maturity consist of the following:


                                              September 30, 2003
                               -------------------------------------------------------
                                                 Gross         Gross
                               Amortized       Unrealized    Unrealized      Market
                                 Cost            Gains         Losses        Value
                              -----------     ---------     ----------    -----------
Obligations of states and
  political subdivisions      $ 2,879,750     $ 197,888     $       --    $ 3,077,638
Government agency debentures    2,750,000        37,970             --      2,787,970
                              -----------     ---------     ----------    -----------
                              $ 5,629,750     $ 235,858     $       --    $ 5,865,608
                              ===========     =========     ==========    ===========

                                                 September 30, 2002
                               -------------------------------------------------------
                                                 Gross         Gross
                               Amortized       Unrealized    Unrealized      Market
                                 Cost            Gains         Losses        Value
                              -----------     ---------     ----------    -----------
Obligations of states and
  political subdivisions      $ 2,894,112     $ 206,525     $       --    $ 3,100,637
Government agency debentures    2,250,000       190,735             --      2,440,735
                              -----------     ---------     ----------    -----------
                              $ 5,144,112     $ 397,260     $       --    $ 5,541,372
                              ===========     =========     ==========    ===========


At September 30, 2003, all government agency debentures were pledged as security for public monies held by the Bank.

The amortized cost and estimated market value of securities held to maturity at September 30, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 Amortized             Market
                                                    Cost               Value
                                                -----------         -----------

   Due in one year or less                      $    35,125         $    35,876
   Due after one year through five years            328,640             358,449
   Due after five years through ten years           650,000             699,857
   Due after ten years                            4,615,985           4,771,426
                                                -----------         -----------
                                                $ 5,629,750         $ 5,865,608
                                                ===========         ===========

Proceeds from the sales and maturities of available-for-sale and the maturities and calls of held-to-maturity securities during the years ended September 30, 2003 and 2002 were $2,265,000 and $2,920,000, with realized gains of $0 for the years ended September 30, 2003 and 2002, respectively.

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002


NOTE C - MORTGAGE-BACKED SECURITIES

The  amortized  cost  and  market  values  of  mortgage-backed   securities  are
summarized as follows:

                                 September 30, 2003 - Available for Sale
                       ---------------------------------------------------------
                                          Gross        Gross
                         Amortized     Unrealized    Unrealized         Market
                           Cost           Gains        Losses           Value
                       -----------      ---------     --------       -----------

GNMA certificates      $     2,629      $      69     $      --      $     2,698
FHLMC certificates         215,531         17,772            --          233,303
FNMA certificates        1,064,913         63,868            --        1,128,781
                       -----------      ---------     --------       -----------
                       $ 1,283,073      $  81,709     $      --      $ 1,364,782
                       ===========      =========     ========       ===========


                                 September 30, 2002 - Available for Sale
                       ---------------------------------------------------------
                                          Gross        Gross
                         Amortized     Unrealized    Unrealized         Market
                           Cost           Gains        Losses           Value
                       -----------      ---------     --------       -----------

GNMA certificates      $     4,320      $   1,086     $     --       $     5,406
FHLMC certificates         407,960         32,023           --           439,983
FNMA certificates        2,030,752        107,249           --         2,138,001
                       -----------      ---------     --------       -----------
                       $ 2,443,032      $ 140,358     $     --       $ 2,583,390
                       ===========      =========     ========       ===========


At September 30, 2003, all mortgage-backed securities were pledged as security for public monies held by the Bank.

The amortized cost and estimated market values of mortgage-backed securities at September 30, 2003, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to repay obligations without penalty. Amounts have been rounded to the nearest dollar.

                                                      Amortized        Market
                                                         Cost          Value
                                                         ----          -----

       Due in one year or less                      $        --     $        --
       Due after one year through five years            202,851         214,578
       Due after five years through ten years           754,233         801,341
       Due after ten years                              325,989         348,863
                                                    -----------     -----------
                                                    $ 1,283,073     $ 1,364,782
                                                    ===========     ===========

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002


NOTE D - LOANS

Major classifications of loans are as follows:

                                                                  September 30,
                                                            ----------------------------
                                                                2003            2002
                                                            ------------    ------------
1-4 family real estate                                      $ 24,049,549    $ 24,612,281
Multi-family real estate                                      11,016,542      10,997,785
Commercial real estate                                         7,623,365       4,527,401
Home equity loans and second mortgages                         1,484,224       1,367,033
Share loans                                                      356,050         417,405
Unsecured improvement loans                                      187,220         158,089
Commercial leases                                              7,744,604       8,285,184
Commercial lines of credit                                     5,211,000       4,445,750
                                                            ------------    ------------
                                                              57,672,554      54,810,928
 Less:
      Undisbursed portion of loans                             3,813,693       2,104,435
     Unamortized loan fees                                        82,003          78,893
      Allowance for loan losses                                  488,747         485,369
                                                            ------------    ------------
                                                            $ 53,288,111    $ 52,142,231
                                                            ============    ============

Changes in the allowance for loan losses were as follows:

                                                              Years Ended September 30,
                                                                2003            2002
                                                            ------------    ------------
Balance, beginning of year                                  $    485,369    $    421,257
Provision charged to operations                                   10,000          60,000
Net recoveries / (charge-offs)                                    (6,622)          4,112
                                                            ------------    ------------
Balance, end of year                                        $    488,747    $    485,369
                                                            ============    ============


The Bank primarily grants loans to customers throughout Southwestern Pennsylvania. The Bank maintains a diversified loan portfolio and the ability of its debtors to honor their obligations is not substantially dependent on any particular economic business sector. Loans on non-accrual status at September 30, 2003 and 2002 approximated $377,000 and $293,000, respectively.

There were no loans determined to be impaired as of September 30, 2003 and 2002 in accordance with SFAS Nos. 114 and 118.

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002


NOTE E - PREMISES AND EQUIPMENT

Premises and equipment, which are stated at cost, are as follows:

                                                    September 30,
                                               -----------------------
                                                  2003         2002
                                               ----------   ----------

Land, building and improvements                $1,694,648   $1,614,048

Furniture and fixtures                            417,656      365,242
                                               ----------   ----------
                                                2,112,304    1,979,290
   Less:  Accumulated depreciation                871,272      771,668
                                               ----------   ----------
                                               $1,241,032   $1,207,622
                                               ==========   ==========

Depreciation expense was $99,605 and $104,846 for the years ended September 30, 2003 and 2002, respectively.


NOTE F - FHLB STOCK AND ADVANCES

The Bank is  required  to purchase  common  stock of the Federal  Home Loan Bank
(FHLB) based on a percentage of net residential mortgage loans outstanding and advances made to the Bank by FHLB. The amount of common stock owned was $332,600 and $382,900 at September 30, 2003 and 2002, respectively.

The Bank had a $1,000,000 advance from FHLB at September 30, 2003 and 2002, respectively. The Bank pledged approximately 125% of the amount of the advance out of their general asset pool as collateral for the advance.

When the advance becomes due, the amount will be automatically transferred from the Bank's demand deposit account placed with FHLB. The scheduled due date and the interest rate charged on the advance at September 30, 2003 is as follows:


                  Due Date                Interest Rate             Amount
                  --------                -------------             ------

                November 17, 2010             5.56%               $1,000,000

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002

NOTE G - DEPOSIT ACCOUNTS

Interest-bearing deposit accounts consisted of the following at September 30, 2003 and 2002:

                                     Weighted                          September 30,
                                  Average Rate at      -------------------------------------------
                                 September 30, 2003               2003               2002
                                 ------------------    --------------------- ---------------------
Regular Passbook Savings
   and Christmas Club                  1.77%           $ 19,487,900    32.5%  $17,635,182    31.5%

NOW  accounts                          1.25%              3,823,305     6.4%    4,760,801     8.5%
Certificate Accounts:
          6 month                      1.52%              8,510,524    14.2%   10,409,551    18.6%
          1 year                       2.53%             12,783,219    21.3%   10,484,546    18.7%
          2 years                      3.11%              2,991,947     5.0%    1,412,905     2.6%
          3 years                      4.43%              3,951,361     6.6%    3,863,180     6.9%
          4 years                      4.04%                887,081     1.5%      972,390     1.7%
          6 years                      5.40%              1,716,290     2.9%    1,550,838     2.8%
          8 years                      5.22%              3,077,437     5.1%    2,593,222     4.6%
                                                       ------------     ---   -----------     ---
                                                         33,917,859    56.6%   31,286,632    55.9%
   Individual retirement
     accounts                          4.20%              2,723,029     4.5%    2,260,126     4.1%
                                                       ------------     ---   -----------     ---
   Total Interest-Bearing Deposits                     $ 59,952,093     100%  $55,942,741     100%
                                                       ============     ===   ===========     ===

Certificate Accounts and Individual Retirement Accounts maturing in years ending September 30, as of September 30, 2003 are summarized as follows:

                     2004                    $      25,773,502
                     2005                            3,918,870
                     2006                            2,123,278
                     2007                            1,470,336
                     2008                              915,373
                     2009 and thereafter             2,439,529
                                             -----------------
                                             $      36,640,888
                                             =================

The Bank held related party deposits of approximately $150,000 and $110,000 September 30, 2003 and 2002 respectively.

At September 30, 2003 and 2002, deposit accounts exceeding $100,000 amounted to $15,258,706 and $14,518,677 respectively. Deposits in excess of $100,000 are not insured by the Savings Association Insurance Fund, (reference note B and C regarding public monies). The Bank had no brokered deposits for either period presented.

Interest expense on deposits consists of:           Years Ended September 30,
                                                    -------------------------
                                                        2003           2002
                                                   -----------     -----------

Regular passbook savings and Christmas Club        $   367,668     $   403,251
NOW accounts                                            61,176          76,500
Certificate accounts                                 1,062,280       1,281,142
Individual Retirement accounts                         112,746         111,342
                                                   -----------     -----------
                                                   $ 1,603,870     $ 1,872,235
                                                   ===========     ===========

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002


NOTE H - PENSION PLAN

The Bank is a participant in the Financial Institutions Retirement Fund (FIRF). FIRF is a multi-employer defined benefit retirement program, which has as its participating employers thrift institutions such as the Bank. The plan covers substantially all employees. FIRF utilizes a common trust fund wherein separate valuations are not made for each participating employer, nor are assets, liabilities or costs segregated by employer. As a result, disclosure of the accumulated benefit obligations, plan assets and the components of annual pension expense attributable to the Bank, required by Statement of Financial Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits (SFAS 132)" are not reported.

For the year ended September 30, 2003, pension contributions charged to expense amounted to $64,478. For the year ended September 30, 2002, no pension contributions were charged to operating expense, as the Bank was advised that there was no accumulated underfunded pension liability. The Bank has since been informed that as of June 30, 2004, (the plan year-end for the retirement plan), the Bank's portion of an accumulated underfunded pension liability is projected to be approximately $100,000. In anticipation of a projected underfunded liability, for the year ended September 30, 2004, the Bank will charge a pension contribution of approximately $26,000 per quarter to operating expense.


NOTE I - RETIREMENT SAVINGS PLAN

The Bank has established the Eureka Bank (formerly Eureka Federal) Retirement Savings Plan which covers substantially all of its employees. The plan is a qualified 401 (k) Salary Reduction Plan that permits participants to contribute up to ten percent (10%) of their salary to the plan. Additionally, the Bank provided matching contributions of 125% of the first 6% contributed through the period ended December 31, 1998 at which time contributions were suspended indefinitely. During the years ended September 30, 2003 and 2002, there were no contributions by the Bank to the plan. These funds were invested at the Bank until December 31, 1998, at which time they were used to purchase stock in the Bank. All earnings on the stock are invested at the Bank.


NOTE J - EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

An Employee Stock Ownership Plan (ESOP) exists for all employees who have completed one year of service and have attained the age of 21. The ESOP borrowed $518,060 from a third party lender with the Bank guaranteeing repayment and used the funds to purchase 51,806 shares of common stock of the Bank issued in the offering. The loan will be repaid principally from the Bank's contributions to the ESOP over a period of 10 years. On September 30, 2003, the loan had an outstanding balance of $40,258 and an interest rate of 4.00%. The loan obligation of the ESOP is considered unearned compensation and, as such, recorded as a reduction of the Bank's stockholders' equity. Both the loan obligation and the unearned compensation are reduced by the amount of the loan repayments made by the ESOP. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation in the year of allocation. Benefits become fully vested at the end of 5 years of service under the terms of the ESOP Plan. Benefits may be payable upon retirement, death, disability, or separation from service. Since the Bank's annual contributions are discretionary, benefits payable under the ESOP cannot be estimated.

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002



NOTE J - EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) (CONTINUED)

Minimum annual principal payments due on the ESOP loan are as follows:

            Year Ended September 30,               Amount
            ------------------------               ------

                         2004                     $ 40,258
                         2005                           --
                         2006                           --
                         2007                           --
                                                  --------
                        Total                     $ 40,258
                                                  ========


At September 30, 2003 and 2002, 31,609 and 28,045 ESOP shares, respectively, were allocated to the participating employees. The Bank is recognizing as compensation expense the fair market value of the Bank's common stock scheduled to be allocated to participating employees. Compensation expense recognized by the Bank during the years ended September 30, 2003 and 2002 was $253,709 and $155,113, respectively.


NOTE K - STOCK OPTION PLAN

In July 1999, the Bank approved a stock option plan (the "Option Plan") whereby 64,757 authorized shares are reserved for issuance by the Bank upon exercise of stock options granted to officers, directors, and employees of the Bank from time to time. Options constitute both incentive stock options and non-incentive stock options. Options awarded are exercisable at a rate of 20% annually with the first 20% excercisable on the one-year anniversary of the date of grant. Any shares subject to an award which expires or is terminated unexercised will again be available for issuance. The Option Plan has a term of ten years, unless sooner terminated. The exercise price for the purchase of shares subject to an incentive stock option may not be less than 100 percent of the fair market value of the common stock on the date of grant of such option. The exercise price per share for non-incentive stock options shall be the price as determined by an option committee, but not less than the fair market value of the common stock on the date of the grant.

Stock option activity is a follows:
                                                       Year ended September 30,
                                                          2003         2002
                                                         ------        ------
Options outstanding at beginning
    of year                                              64,757        64,757
Options granted                                               -             -
Options exercised                                        (2,220)            -
Options canceled                                              -             -
                                                         ------        ------
Options outstanding at end of year                       62,537        64,757
                                                         ======        ======

Options exercisable at end of year                       41,162        32,372
                                                         ======        ======

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002


NOTE K - STOCK OPTION PLAN (CONTINUED)


Weighted-average option prices per share:
Options outstanding at beginning
       of year                                        $   8.50        $   8.50
Options granted during
       the year                                              -               -
Options exercised during
       the year                                           8.50               -
Options canceled during
       the year                                              -               -
Options  outstanding at
       end of year                                    $   8.50        $   8.50

The options outstanding at September 30, 2003 had a weighted-average contractual maturity of 5.80 years and an exercise price of $8.50.

The per share weighted-average fair value of stock options granted with an exercise price equal to market for the year ended September 30, 2003 was $9.80, using the Black Scholes option pricing model with the following weighted-average assumptions for 2003: expected life of 2.75 years, expected annual dividend rate of 9.75%, risk-free interest rate of 3.07%, and an expected volatility of 23%.

The Bank applies Accounting Principles Board Opinion No. 25 in accounting for stock options and has modified the September 30, 2002 pro-forma net income to reflect the non-cumulative effect of SFAS 123. Had the Bank determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Bank's net income would have been reduced to the pro forma amounts indicated below:

                                             Year ended September 30,
                                         --------------------------------
                                             2003                2002
                                         ------------       -------------
Net income:
       As reported                       $    795,293       $     834,497
       Pro Forma                         $    738,414       $     790,690
   Net income per share:
       As reported:
          Basic                          $       0.65       $        0.68
          Diluted                        $       0.63       $        0.66
       Pro Forma:
          Basic                          $       0.60       $        0.65
          Diluted                        $       0.58       $        0.63

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002


NOTE L- RESTRICTED STOCK PLAN

In July 1999, the Bank established a Restricted Stock Plan ("RSP"). Under the terms of the RSP, a total of 25,900 shares of the Bank's common stock is available for the granting of awards to officers, directors and employees during a period of five years, unless sooner terminated. Stock awarded is earned at a rate of 20% annually with the first 20% earned on the one-year anniversary of the date of grant. The market value of the common stock at the date of award is included as a reduction of stockholders' equity in the balance sheet and is recorded as compensation expense using the straight-line method over the vesting period of the awards. The awards vest pro rata over five years at each anniversary of the award. On July 19, 1999, 25,900 shares of the Bank's common stock were awarded under the RSP. The fair market value of the Bank's stock on July 19, 1999, was $8.50 per share. Aggregate compensation expense with respect to the foregoing awards was approximately $104,000 and $87,000 for the years ended September 30, 2003 and 2002, respectively.

Summary information regarding outstanding RSP awards at September 30, 2003 is presented below:

   Period in which                   Market Value     Shares Subject    Vesting
   Awards granted                    at award date         to award      period
   --------------                    -------------         --------      ------

   Year ended September 30, 1999     $      8.50            25,900       5 Years


NOTE M - DEFERRED COMPENSATION ARRANGEMENTS

The Bank has in place a non-qualified deferred compensation arrangement with participating members of management under which future defined benefits are funded principally by individual life insurance policies. An actuarially determined charge, which is included in other operating expense, is made each year based on the future benefits to be paid under the plan. The amounts accrued during the years ended September 30, 2003 and 2002, were approximately $15,000 and $14,000, respectively.


NOTE N - COMMITMENTS

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as commitments to extend credit. These commitments involve, to varying degrees, elements of credit risk in excess of amounts recognized in the balance sheets.

Loan commitments are made to accommodate the financial needs of the Bank's customers. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies and loan underwriting standards. Collateral is obtained based on management's credit assessment of the customer. Management currently expects no loss from these activities.

The Bank's maximum exposure to credit loss for loan and lease commitments (unfunded loans and leases) at September 30, 2003 and 2002, was approximately $6,816,000 and $4,307,000 respectively with fixed rates of interest ranging from 4 1/2% to 7 3/4% and 6% to 8 1/2%, respectively. There were no commitments to purchase investment securities at September 30, 2003 and 2002.

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002

NOTE O - INCOME TAXES

The provision for income taxes consist of:

                                                Years Ended September 30,
                                              ----------------------------
                                                  2003              2002
                                              ----------        ----------

Federal currently payable                     $  174,267        $  238,417
State currently payable                           30,819            27,000
Deferred tax benefit                              (3,015)          (27,421)
                                              ----------        ----------
  Total                                       $  202,071        $  237,996
                                              ==========        ==========

State  tax   liabilities   reflect  tax  credits   recovered  by  the  bank  for
participating in the Educational Improvement Tax Credit Program.

                                                          Years Ended September 30,
                                              ---------------------------------------------------------
                                                       2003                            2002
                                              ----------------------        ---------------------------
Reconciliation of federal effective rate                       % of                              %
                                                              Pretax                           Pretax
                                              Amount          Income            Amount         Income
                                              ------          ------            ------         ------
Provision at statutory rate                 $  328,625        34.00%        $    355,467       34.00%
Effect of tax free income                      (65,357)      (6.76)%             (73,827)      (7.06)%
Dividends received deduction                  (108,127)     (11.19)%             (74,858)      (7.16)%
Other                                           16,111         1.56%               4,214         .40%
                                            ----------        -----         ------------       -----
  Actual tax expense and effective rate     $  171,252        17.61%        $    210,996       20.18%
                                            ==========        =====         ============       =====

The deferred tax assets and deferred tax liabilities recorded on the balance sheet are as follows:

                                  September 30, 2003           September 30, 2002
                               --------------------------    -----------------------
                                 Assets       Liabilities       Assets   Liabilities
                                 ------       -----------       ------   -----------
Provision for loan losses      $ 117,604      $       -       $ 115,903   $        -
Depreciation                           -          1,368           9,846            -
Deferred loan fees                72,232              -          55,988            -
Other                             35,011              -          38,727            -
Deferred loan costs                    -         20,916               -       20,916
SFAS 115                               -        623,686               -      851,378
                               ---------      ---------       ---------   ----------
                               $ 224,847      $ 645,970       $ 220,464   $  872,294
                               =========      =========       =========   ==========

The Bank is permitted a special bad debt deduction for federal income tax purposes which is limited generally in the current year to an amount calculated under the experience method as defined in Section 585 of the Internal Revenue Code. With the passage of the Small Business Jobs Protection Act of 1996, thrift institutions are no longer permitted to use the percentage of taxable income method of computing additions to their bad debt reserves as provided for in Code
Section 593. In addition, the excess of the thrift's bad debt reserves over those permitted, as defined under the provisions of the new act, are required to be recaptured into income for federal income tax purposes beginning in calendar years after 1995 over a six year period. Excess reserves are those reserves in excess of the base year reserves generally defined as the balance of reserves as of December 31, 1987. In accordance with SFAS 109, "Accounting for Income Taxes", a deferred liability has not been established for the tax bad debt base year reserves of the bank, as described in the preceding paragraph. The Bank determined that it had no excess reserves for which recapture income was required to be reported in its federal income tax return for calendar year 1996 and future years.

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002

NOTE P - DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents: The carrying amount is a reasonable estimate of fair value.

Investment securities: The fair value of securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Federal Home Loan Bank Stock: The carrying value of the FHLB stock is a reasonable estimate of fair value due to restrictions on the securities.

Loans receivable: For certain homogeneous categories of loans, fair value is estimated using the quoted market prices for securities backed by similar loans adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers for the same remaining maturities.

Deposit liabilities: The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair market of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Advances From Borrowers for Taxes and Insurance: The fair value of advances from borrowers for taxes and insurance is the amount payable on demand at the reporting date.

Federal Home Loan Bank Advances and ESOP Loan: The fair value of FHLB advances was determined using the FHLB pricing table as of 9/30/02, while the ESOP loan was valued using a discounted cash flow analysis based on current rates for advances with similar maturities.

The estimated fair value of the Bank's financial instruments are as follows:

                                                        September 30, 2003
                                                   ---------------------------
                                                     Carrying         Fair
                                                       Amount         Value
                                                   ------------   ------------
Financial assets:
   Cash and cash equivalents                       $  8,837,373   $  8,837,373

   Investments and mortgage backed securities      $ 18,872,019   $ 19,033,434

   Federal Home Loan Bank stock                    $    332,600   $    332,600

   Loans receivable, net                           $ 53,288,111   $ 55,261,000

Financial liabilities:
   Deposits                                        $ 61,839,999   $ 62,333,000

   Advances from borrowers
      for taxes and insurance                      $    334,252   $    334,252

   FHLB advances and ESOP loan                     $  1,040,258   $  1,185,000

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002


NOTE Q - CONCENTRATION OF CREDIT

The Bank primarily grants loans to customers in Southwestern Pennsylvania, and maintains a diversified loan portfolio and the ability of its debtors to honor their contracts is not substantially dependent on any particular economic business sector. A substantial portion of the Bank's investments in municipal securities are obligations of state or political subdivisions located within Pennsylvania. As a whole, the Bank's loan and investment portfolios could be affected by the general economic conditions of Pennsylvania. In addition, as of September 30, 2003 and 2002, a significant portion of the Bank's "due from banks" was maintained with large financial institutions located in Southwestern Pennsylvania. The Bank maintains cash balances with financial institutions that exceed the $100,000 amount that is insured by the FDIC. Amounts in excess of insured limits, per the institution's records, were approximately $8,494,695 and $8,327,000 at September 30, 2003 and 2002, respectively. Of those amounts, approximately $560,690 and $1,287,000 were on deposit at the FHLB at September 30, 2003 and 2002, respectively.

NOTE R - CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet maximum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

As of January 6, 2003, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as " well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk based, core and tangible ratios as set forth in the accompanying table. There are no conditions or events since the notification that management believed has changed the institution's category. The following shows the Bank's compliance with regulatory capital standards:

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002


NOTE R - CAPITAL REQUIREMENTS (CONTINUED)

                                     September 30, 2003             September 30, 2002
                                -----------------------------     --------------------------
                                  Amount          Percent of        Amount       Percent of
                                (dollars in        Adjusted       (dollars in    Adjusted
                                 thousands)      Total Assets      thousands)   Total Assets
                                 ----------      ------------      ----------   ------------
GAAP capital                     $ 19,071            23.38%        $ 19,141       24.89%
                                 ========            =====         ========       =====

Tangible capital                   17,915            21.96%          17,581       22.86%
Tangible capital requirement        2,447             3.00%           2,301        3.00%
                                 --------            -----         --------       -----
Excess                           $ 15,468            18.96%        $ 15,280       19.86%
                                 ========            =====         ========       =====

Core capital                     $ 17,915            21.96%        $ 17,581       22.86%
Core capital requirement            2,447             3.00%           2,301        3.00%
                                 --------            -----         --------       -----
Excess                           $ 15,468            18.96%        $ 15,280       19.86%
                                 ========            =====         ========       =====

Risk-based capital               $ 19,192            36.34%        $ 19,130       40.56%
Minimum risk-based
  capital requirement               4,225             8.00%           3,773        8.00%
                                 --------            -----         --------       -----
Excess                           $ 14,967            28.34%        $ 15,357       32.56%
                                 ========            =====         ========       =====


Risk-based capital at September 30, 2003 and 2002 includes supplementary capital of $489,000, and $485,000, respectively, representing the general valuation portion of the allowance for loan losses. The 36.34% and 40.56%, shown above for each respective year, represents risk-based capital as a percentage of total risk-weighted assets and not adjusted total assets.


NOTE S - RECENT ACCOUNTING PRONOUNCEMENTS

In December 2002, the FASB issued FASB 148, an amendment of FASB 123. This statement permits two additional transition methods for entities that adopt the preferable method of accounting for stock-based employee compensation, which is based on the fair value. Both of these methods avoid the complications that arise from prospective application of the fair value based method. In addition, to avoid a lack of comparability created by multiple transition methods, this statement does not permit the use of the original FASB statement 123 prospective method of transition for changes to the fair value based method made in fiscal years beginning after December 15, 2003. Also, since this new statement causes an absence of a single accounting method for stock-based employee compensation, required disclosures of comparable information for all companies regardless of whether, when or how an entity adopts the preferable, fair value based method of accounting is necessary. This statement is effective for all fiscal years ending after December 15, 2002. This statement has no current impact on the Bank, since current disclosures of stock-based compensation adhere to the provisions outlined.

EUREKA FINANCIAL CORPORATION AND SUBSIDIARY

Years Ended September 30, 2003 and 2002


NOTE S - RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

In April 2003, the FASB issued FASB 149, which amends and clarifies FASB 133. This statement amends FASB 133 for decisions made as part of the Derivatives Implementation Group process that effectively required amendments to statement 133, in connection with other Board projects dealing with financial instruments, and in connection with implementation issues raised in relation to the application of the definition of a derivative. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, as well as when a derivative contains a financing component. The amendment also focuses on changing the definition of an underlying derivative to conform it to language used in FASB Interpretation 45, as well as changes to other existing pronouncements. These changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. This statement is effective for contracts entered into or modified after June 30, 2003. This statement has no current impact on the Bank.

In May 2003, the FASB issued FASB 150, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement requires that an issuer classify a financial instrument within its scope as a liability (or an asset in some circumstances). The scope of this statement pertains to financial instruments which 1) are issued in the form of shares that are mandatorily redeemable, 2) other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires the issuer to settle the obligation by transferring assets, or 3) embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if at inception, the monetary value of the obligation is based solely or predominately on a fixed monetary amount known at inception, or variations in something other than the fair value of equity shares, or variations inversely related to changes in the fair value of the issuer's equity shares. This statement is effective for financial instruments entered into or modified after May 31, 2003. This statement has no current impact on the Bank.

                             EUREKA FINANCIAL CORP.

OFFICE AND BRANCH LOCATION                       STOCK LISTING
3455 Forbes Avenue at McKee Place                OTC Bulletin Board
Pittsburgh, Pennsylvania  15213                  Under the Symbol:"EKFC"
(412) 681-8400


SPECIAL COUNSEL                                  MARKET MAKERS
Malizia Spidi & Fisch, PC                        Trident Securities, Inc.
1100 New York Avenue, N.W.                       4601 Six Forks Road, Suite 400
Suite 340 West                                   Raleigh, North Carolina  27609
Washington, D.C.  20005                          (800) 340 - 6321


INDEPENDENT ACCOUNTANTS                          E.E. Powell & Co., Inc.
Edwards, Sauer & Owens                           1100 Gulf Tower
500 Warner Center                                Pittsburgh, Pennsylvania  15219
332 Fifth Avenue                                 (800) 289-7865
Pittsburgh, Pennsylvania  15222


TRANSFER AGENT                                   GENERAL COUNSEL
Illinois Stock Transfer Company                  Yarsky & Brown, L.L.P.
209 West Jackson Boulevard                       404 Grant Building
Suite 903                                        330 Grant Street
Chicago, Illinois  60606                         Pittsburgh, Pennsylvania  15219


                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

              Robert J. Malone, Chairman of the Board of Directors
       Edward F. Seserko, President, Chief Executive Officer and Director
      Gary B. Pepper, Executive Vice President and Chief Financial Officer
                            Mark B. Devlin, Director
                            Paul M. Matvey, Director
                           Dennis P. McManus, Director
                            William F. Ryan, Director

--------------------------------------------------------------------------------

Our Annual Report for the year ended September 30, 2003 filed with the Securities and Exchange Commission on Form 10-KSB, including exhibits, is available without charge upon written request. For a copy of the Form10-KSB or any other investor information, please contact Gary B. Pepper at our office. The Annual Meeting of Stockholders will be held on January 26, 2004, at 10:00 a.m. at the Wyndham Garden Hotel, Forbes Avenue at McKee Place, Pittsburgh, Pennsylvania 15213.

                                     [LOGO]


                        3455 Forbes Avenue at McKee Place
                            Pittsburgh, Pennsylvania


                              Phone: (412) 681-8400
                               Fax: (412) 681-6625
                         E-Mail: info@eurekabancorp.com
                         Web Site: www.eurekabancorp.com


               Stock Listing on OTC Bulletin Board - Symbol "EKFC"